January 9, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Elm Group, Inc.

Registration Statement on Form S-3

Registration No. 333-292605

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-292605) (the “Registration Statement”) of Great Elm Group, Inc. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on January 13, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Hillary Coleman at (212) 450-4733.

Thank you for your assistance in this matter.

Sincerely,

Great Elm Group, Inc.

By:	/s/ Adam M. Kleinman
Name: Adam M. Kleinman
Title: President and Secretary